Exhibit 99.2

Hospitality Properties Trust
Third Quarter 2011
Supplemental Operating and Financial Data



HPT
LISTED
NYSE.

All amounts in this report are unaudited.

Staybridge Suites, Vancouver, WA.
Guest Rooms: 117.

TABLE OF CONTENTS



TABLE OF CONTENTS	PAGE/EXHIBIT
CORPORATE INFORMATION	6
Company Profile	7,8
Investor Information	9
Research Coverage	10
FINANCIAL INFORMATION	11
Key Financial Data	12,13
Condensed Consolidated Balance Sheets	14
Condensed Consolidated Statements of Income	15
Notes to Condensed Consolidated Statements of Income	16
Condensed Consolidated Statements of Cash Flows	17
Segment Information	18,19
Debt Summary	20
Debt Maturity Schedule	21
Leverage Ratios, Coverage Ratios and Public Debt Covenants	22
FF&E Reserve Escrows	23
Acquisition and Disposition Information Since January 1, 2011	24
PORTFOLIO INFORMATION	25
Summary of Operating Agreements	26, 27
Portfolio by Operating Agreement, Manager and Brand	28
Operating Statistics by Hotel Operating Agreement	29
Coverage by Operating Agreement	30
Operating Agreement Expiration Schedule	31
EXHIBITS	32
Calculation of EBITDA	A
Calculation of Funds from Operations (FFO) and Normalized FFO	B



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL PRESENTATION OF OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE FULL CONTRACTUAL AMOUNTS OR ANY LESSER AMOUNTS OF RETURNS OR RENTS DUE TO US;

- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY THE AMENDED AND DEFERRED RENT AMOUNTS DUE TO US;

- OUR ABILITY TO PAY DISTRIBUTIONS AND THE AMOUNT OF ANY SUCH DISTRIBUTIONS;

- OUR ABILITY TO RAISE DEBT OR EQUITY CAPITAL;

- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES;

- THE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY;

- OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL;

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS;

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT;

- OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES;

- OUR PLANS TO PURSUE THE SALE OF CERTAIN HOTELS; AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES;

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS;

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS AND PROPERTY MANAGERS OPERATE;



FORWARD LOOKING STATEMENTS (continued)

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL; AND

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES.

FOR EXAMPLE:

- OUR ABILITY TO MAKE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS INCLUDING OUR EARNINGS. IF OUR TENANTS AND MANAGERS DO NOT PAY THE AMOUNTS DUE TO US, WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY;

- WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE;

- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY CASH PAYMENT. BECAUSE WE DO NOT RECEIVE A CASH PAYMENT AND BECAUSE THE AMOUNT OF THE SECURITY DEPOSITS AVAILABLE FOR FUTURE USE IS REDUCED AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR TENANTS OR MANAGERS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS;

- WE EXPECT THAT WHILE THE SECURITY DEPOSIT UNDER OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL, INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT IMPLIES MARRIOTT WILL BE ABLE AND WILLING TO FULFILL ITS OBLIGATION UNDER THIS GUARANTY, OR THAT SHORTFALLS WILL NOT EXCEED THE $40.0 MILLION GUARANTY CAP. WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR HOTELS;

- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE NET CASH FLOWS FROM OPERATIONS OF THE HOTELS INCLUDED IN OUR MANAGEMENT AGREEMENT AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE PAYMENT SHORTFALLS;

- HOTEL ROOM DEMAND IS USUALLY A REFLECTION OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL OPERATORS AND TENANTS MAY SUFFER AND THESE OPERATORS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED HOTEL OPERATING RESULTS FOR EXTENDED PERIODS MAY RESULT IN THE GUARANTORS OF OUR MINIMUM RETURNS OR RENTS DUE FROM OUR HOTEL INVESTMENTS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES MAY BE EXHAUSTED;



FORWARD LOOKING STATEMENTS (continued)

- OUR RECENT AMENDMENTS TO OUR LEASES WITH TA MAY IMPLY THAT TA CAN AFFORD TO PAY THE AMENDED AND DEFERRED RENT AMOUNTS AND THAT IT WILL TIMELY DO SO IN THE FUTURE. IN FACT, SINCE ITS FORMATION TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVELS OF COMMERCIAL ACTIVITY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY THE AMENDED AND DEFERRED RENTS DUE TO US;

- WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING TERMS, MANAGEMENT AGREEMENTS OR LEASE TERMS FOR NEW PROPERTIES;

- WE ARE CONSIDERING SELLING CERTAIN HOTELS. WE MAY BE UNABLE TO SELL ANY OF THE HOTELS WE DECIDE TO SELL OR MAY SELL THE HOTELS AT AMOUNTS THAT ARE LESS THAN THEIR CARRYING VALUES; AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH TA, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING UNDER "RISK FACTORS", IN OUR PERIODIC REPORTS OR INCORPORATED THEREIN IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



Marriott Courtyard, Camarillo, CA.
Guest Rooms: 130.



COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, or us, is a real estate investment trust, or REIT. As of September 30, 2011, we owned 288 hotels and 185 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We are the only investment grade rated, publicly owned hospitality REIT in the country and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2011, RMR managed a large portfolio of publicly owned real estate, including approximately 1,450 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has over 700 employees in its headquarters and regional offices located throughout the U.S. In addition to managing HPT, RMR also manages CommonWealth REIT, a publicly traded REIT that primarily owns office and industrial properties, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, and TravelCenters of America LLC, or TA, a publicly traded operator of travel centers, which is our largest tenant. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of publicly traded mutual funds which principally invest in securities of unaffiliated real estate companies. The public companies RMR and its affiliates provide management services to had combined total gross assets of almost $20 billion as of September 30, 2011. We believe that being managed by RMR is a competitive advantage for HPT because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our business strategy is to maintain and grow a portfolio of hotels and travel centers operated by qualified managers and tenants. Our properties are managed or leased under long term agreements that provide us cash flows in the form of returns and rents. We also seek to participate in operating improvements at our properties by charging rent increases based upon percentages of gross revenue increases at our properties and by participating in hotel profits in excess of the minimum returns due to us at our managed hotels. Generally, we prefer to include multiple properties in one lease or management contract because we believe a single operating agreement for multiple properties in diverse locations enhances the stability of our cash flows. When we buy individual properties we usually add those properties to a combination lease or management agreement for other properties that we own. We have in the past considered investing in other types of properties as well as other strategic initiatives and we may do so again in the future. We believe we have a conservative capital structure and we limit the amount of debt financing we use. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series B -- HPT-B
Preferred Shares Series C -- HPT-C

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730

COMPANY PROFILE



Portfolio Data by Manager (as of 9/30/11) ($ in 000s):

Manager	Number of Properties	Number of Rooms/ Suites [1]	Percent of Number of Rooms/ Suites [1]	Investment [2]	Percent of Total Investment	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent
InterContinental [3][4]	130	19,897	47%	$ 1,782,106	27%	$ 153,129	28%
Marriott International [5]	125	17,920	42%	1,710,937	26%	174,644	31%
Hyatt	22	2,724	6%	301,942	5%	22,037	4%
Carlson	11	2,096	5%	202,251	3%	12,920	2%
TA [6][7]	185	N/A	N/A	2,598,876	39%	198,198	35%
Total	473	42,637	100%	$ 6,596,112	100%	$ 560,928	100%

Operating Statistics by Operating Agreement (Q3 2011) ($ in 000s):

Operating Agreement	Number of Properties	Number of Rooms/ Suites [1]	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [8] Q3	Coverage [8] LTM	RevPAR Change [9] Q3	RevPAR Change [9] LTM
InterContinental [4]	130	19,897	$ 153,129	28%	0.97x	0.79x	7.2%	7.6%
Marriott (no. 1)	53	7,610	66,745	12%	0.96x	0.75x	7.8%	5.4%
Marriott (no. 234) [5]	71	9,954	98,404	17%	0.82x	0.69x	7.3%	6.0%
Marriott (no. 5)	1	356	9,495	2%	0.91x	0.46x	16.3%	22.1%
Hyatt	22	2,724	22,037	4%	0.84x	0.82x	5.7%	6.2%
Carlson	11	2,096	12,920	2%	0.93x	0.68x	12.4%	10.9%
TA (no. 1) [6][7]	145	N/A	142,832	25%	1.99x	1.55x	N/A	N/A
TA (no. 2) [6]	40	N/A	55,366	10%	1.89x	1.47x	N/A	N/A
Total / Average	473	42,637	$ 560,928	100%			7.7%	7.2%

(1) Eighteen (18) of our TA properties include hotels. The rooms associated with these hotels have been excluded from total number of rooms.

(2) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(3) On July 19, 2011, we sold our Holiday Inn branded hotel in Memphis, Tennessee. The information provided in this table excludes this hotel.

(4) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts, which we historically referred to as our InterContinental Nos. 1, 2, 3 and 4 contracts concerning 130 hotels, have been combined under one agreement. In connection with this agreement, we may decide to pursue the sale or rebranding of up to 42 hotels in the combined contract. The information provided in this table includes these 42 hotels.

(5) We have decided to pursue the sale of 21 hotels included in the Marriott No. 234 agreement. The information provided in this table includes these 21 hotels.

(6) Effective January 1, 2011, we entered a lease amendment agreement with TA and the TA rents presented in this report represent TA's contractual obligations under the amended leases.

(7) The minimum rent amount presented for the TA No. 1 lease includes approximately $5,027 of ground rent due to us from TA.

(8) We define coverage as combined total property sales minus all property level expenses which are not subordinated to minimum payments to us and the required FF&E reserve contributions, if any, divided by the minimum return or minimum rent payments due to us. TA rent coverage ratios have been calculated based upon the contractual rent amounts in place during the periods presented (see Notes 6 & 7). Effective July 1, 2011 through December 31, 2013, InterContinental is not required to make FF&E reserve contributions under the terms of the combined new agreement described above in Note 4. The coverage amounts for InterContinental provided have been calculated without a deduction for FF&E reserve contributions for periods subsequent to June 30, 2011.

(9) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended September 30, 2011 over the comparable year earlier periods.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Bruce M. Gans, M.D.
Independent Trustee

William A. Lamkin
Independent Trustee

John L. Harrington
Independent Trustee

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 964-8389
or mkleifges@reitmr.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President of Investor Relations, at
(617) 796-8232 or tbonang@hptreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Baird
David Loeb
(414) 765-7063

Janney Montgomery Scott
Daniel Donlan
(215) 665-6476

Keefe, Bruyette & Woods
Smedes Rose
(212) 887-3696

Morgan Stanley
Ryan Meliker
(212) 761-7079

RBC
Mike Salinsky
(216) 378-7627

Stifel Nicolaus
Rod Petrik
(410) 454-4131

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935

Wells Fargo Securities
Thierry Perrein
(704) 715-8455

Rating Agencies

Moody's Investors Service
Maria Maslovsky
(212) 553-4831

Standard and Poor's
Beth Campbell
(212) 438-2415

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



FINANCIAL INFORMATION

InterContinental, Houston, TX.
Guest Rooms: 485.



KEY FINANCIAL DATA
(amounts in thousands, except per share data)

| | As of and For the Three Months Ended | | | | |
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Shares Outstanding:					
Common shares outstanding (at end of period)	123,522	123,454	123,444	123,444	123,444
Weighted average common shares outstanding - basic and diluted [1]	123,465	123,450	123,444	123,444	123,399
Common Share Data:					
Price at end of period	$ 21.23	$ 24.25	$ 23.15	$ 23.04	$ 22.33
High during period	$ 25.74	$ 24.84	$ 25.94	$ 24.73	$ 22.63
Low during period	$ 19.00	$ 21.48	$ 21.79	$ 21.34	$ 18.99
Annualized dividends declared per share during the period	$ 1.80	$ 1.80	$ 1.80	$ 1.80	$ 1.80
Annualized dividend yield (at end of period)	8.5%	7.4%	7.8%	7.8%	8.1%
Annualized Normalized FFO multiple (at end of period) [2]	6.7x	6.8x	7.0x	6.8x	6.8x
Selected Balance Sheet Data:					
Total assets	$ 5,111,069	$ 5,147,505	$ 5,169,082	$ 5,192,286	$ 5,329,970
Total liabilities	$ 2,288,777	$ 2,305,980	$ 2,312,958	$ 2,332,045	$ 2,314,249
Gross book value of real estate	$ 6,072,715	$ 5,995,455	$ 6,130,936	$ 6,299,082	$ 6,364,534
Total debt / real estate	34.3%	35.3%	34.8%	33.5%	32.8%
Market Capitalization:					
Total debt (book value)	$ 2,080,988	$ 2,118,267	$ 2,135,551	$ 2,111,223	$ 2,089,541
Plus: market value of preferred shares (at end of period)	399,770	403,149	397,255	393,039	400,684
Plus: market value of common shares (at end of period)	2,622,372	2,993,760	2,857,729	2,844,150	2,756,505
Total market capitalization	$ 5,103,130	$ 5,515,176	$ 5,390,535	$ 5,348,412	$ 5,246,730
Total debt / total market capitalization	40.8%	38.4%	39.6%	39.5%	39.8%
Book Capitalization:					
Total debt	$ 2,080,988	$ 2,118,267	$ 2,135,551	$ 2,111,223	$ 2,089,541
Plus: total shareholders' equity	2,822,292	2,841,525	2,856,124	2,860,241	3,015,721
Total book capitalization	$ 4,903,280	$ 4,959,792	$ 4,991,675	$ 4,971,464	$ 5,105,262
Total debt / total book capitalization	42.4%	42.7%	42.8%	42.5%	40.9%

(1)   We had no outstanding dilutive common share equivalents during the periods presented.

(2)   See Exhibit B for the calculation of Funds From Operations, or FFO, and Normalized FFO.

KEY FINANCIAL DATA

(amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Selected Income Statement Data:					
Total revenues [1][2]	$ 318,689	$ 313,809	$ 281,984	$ 267,791	$ 281,198
EBITDA [3]	$ 139,639	$ 151,260	$ 143,574	$ 143,586	$ 142,957
Net income (loss) available for common shareholders [1][2][4]	$ 40,061	$ 44,173	$ 45,578	$ (100,426)	$ 42,762
Normalized FFO available for common shareholders [1][2][5]	$ 98,035	$ 110,224	$ 102,433	$ 104,537	$ 101,134
Common distributions declared	$ 55,585	$ 55,554	$ 55,550	$ 55,550	$ 55,550
Per Share Data:					
Net income (loss) available for common shareholders [1][2][4]	$ 0.32	$ 0.36	$ 0.37	$ (0.81)	$ 0.35
Normalized FFO available for common shareholders [1][2][5]	$ 0.79	$ 0.89	$ 0.83	$ 0.85	$ 0.82
Common distributions declared	$ 0.45	$ 0.45	$ 0.45	$ 0.45	$ 0.45
Normalized FFO payout ratio	56.7%	50.4%	54.2%	53.1%	54.9%
Coverage Ratios:					
EBITDA [3] / interest expense	4.2x	4.5x	4.3x	4.3x	4.3x
EBITDA [3] / interest expense and preferred distributions	3.4x	3.7x	3.5x	3.5x	3.5x
Total Debt / Annualized EBITDA [3]	3.7x	3.5x	3.7x	3.7x	3.7x

(1)   Rental income for the quarters ended December 31, 2010 and September 30, 2010 includes $4,200, or $0.03 per share, and $3,750, or $0.03 per share, of interest earned under the terms of the rent deferral agreement with TA, respectively.

(2)   Excludes for the quarters ended December 31, 2010 and September 30, 2010, a $15,000, or $0.12 per share, rent deferral by TA. We have not recognized the deferred rent as revenue due to uncertainties regarding future payment of the deferred rent by TA.

(3)   See Exhibit A for the calculation of EBITDA.

(4)   Includes for the quarter ended June 30, 2011 a $7,263, or $0.06 per share, net loss on asset impairment and includes for the quarter ended December 31, 2010 a $147,297, or $1.19 per share, net loss on asset impairment.

(5)   See Exhibit B for the calculation of FFO and Normalized FFO.



CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of September 30, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 1,361,557	$ 1,389,594
Buildings, improvements and equipment	4,711,158	4,909,488
	6,072,715	6,299,082
Accumulated depreciation	(1,322,255)	(1,370,592)
	4,750,460	4,928,490
Properties held for sale	131,361	7,125
Cash and cash equivalents	6,487	4,882
Restricted cash (FF&E reserve escrow)	41,747	80,621
Other assets, net	181,014	171,168
	$ 5,111,069	$ 5,192,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 115,000	$ 144,000
Senior notes, net of discounts	1,887,508	1,886,356
Convertible senior notes, net of discounts	78,480	77,484
Mortgage payable	-	3,383
Security deposits	115,036	105,859
Accounts payable and other liabilities	75,380	107,297
Due to related persons	12,619	2,912
Dividends payable	4,754	4,754
Total liabilities	2,288,777	2,332,045
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value;		
100,000,000 shares authorized:		
Series B preferred shares; 8 7/8% cumulative redeemable;		
3,450,000 shares issued and outstanding, aggregate		
liquidation preference $86,250	83,306	83,306
Series C preferred shares; 7% cumulative redeemable;		
12,700,000 shares issued and outstanding, aggregate		
liquidation preference $317,500	306,833	306,833
Common shares of beneficial interest, $.01 par value;		
150,000,000 shares authorized; 123,521,535 and 123,444,235 shares		
issued and outstanding, respectively	1,235	1,234
Additional paid in capital	3,463,534	3,462,169
Cumulative net income	2,194,735	2,042,513
Cumulative other comprehensive income (loss)	(242)	2,231
Cumulative preferred distributions	(205,811)	(183,401)
Cumulative common distributions	(3,021,298)	(2,854,644)
Total shareholders' equity	2,822,292	2,860,241
	$ 5,111,069	$ 5,192,286



CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Revenues:				
Hotel operating revenues [1]	$ 242,995	$ 193,626	$ 670,867	$ 558,900
Rental income [1]	72,305	81,695	230,078	241,774
FF&E reserve income [2]	3,389	5,877	13,537	17,023
Total revenues	318,689	281,198	914,482	817,697
Expenses:				
Hotel operating expenses [1]	168,278	128,601	450,845	364,058
Depreciation and amortization	57,106	57,997	171,050	179,260
General and administrative	11,292	10,082	30,746	29,396
Acquisition related costs [3]	387	-	1,150	-
Loss on asset impairment [4]	-	-	7,263	16,384
Total expenses	237,063	196,680	661,054	589,098
Operating income	81,626	84,518	253,428	228,599
Interest income	11	33	54	216
Interest expense (including amortization of deferred financing costs and debt discounts of $1,614, $1,488, $4,623 and $5,629, respectively)	(33,513)	(33,475)	(100,183)	(105,367)
Loss on extinguishment of debt [5]	-	-	-	(6,720)
Equity in earnings (losses) of an investee	28	34	111	(17)
Income before income taxes	48,152	51,110	153,410	116,711
Income tax expense	(621)	(878)	(1,188)	(2,404)
Net income	47,531	50,232	152,222	114,307
Preferred distributions	(7,470)	(7,470)	(22,410)	(22,410)
Net income available for common shareholders	$ 40,061	$ 42,762	$ 129,812	$ 91,897
Weighted average common shares outstanding	123,465	123,399	123,453	123,389
Basic and diluted net income per common share:				
Net income available for common shareholders	$ 0.32	$ 0.35	$ 1.05	$ 0.74

See notes to condensed consolidated statements of income on page 16.



NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

(1)   At September 30, 2011, HPT owned 288 hotels; 233 of these hotels are leased to our taxable REIT subsidiaries, or TRSs, and managed by independent hotel operating companies and 55 are leased to third parties. Our 185 travel centers are leased under two lease agreements. Our condensed consolidated statements of income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotel portfolios had net operating results that were, in the aggregate, $6,653 and $18,573 less than the minimum returns due to us in the three months ended September 30, 2011 and 2010, respectively, and $37,875 and $59,322 less than the minimum returns due to us in the nine months ended September 30, 2011 and 2010, respectively. We reflect these amounts in our condensed consolidated statements of income as a reduction to hotel operating expenses when the minimum returns are funded by the managers of these hotels under the terms of our operating agreements or applied from the security deposits we hold.

(2)   Various percentages of total sales at our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(3)   Represents costs associated with a potential acquisition of hotel properties.

(4)   In connection with a decision to pursue the sale of four of our InterContinental branded hotels, we recorded a $16,384, or $0.13 per share, loss on asset impairment in the second quarter of 2010 to reduce the carrying value of these hotels to their estimated fair value less costs to sell. We further decreased the carrying values of these four hotels during the three months ended June 30, 2011, and recorded a $315 loss on asset impairment. In connection with our decision to sell 21 hotels as part of our June 2011 agreement with Marriott, we recorded a $3,081, or $0.02 per share, loss on asset impairment in the second quarter of 2011 to reduce the carrying value of 14 of these hotels to their estimated fair value less costs to sell. Also, in performing our periodic evaluation of real estate assets for impairment during the second quarter of 2011, we revised our value assumptions regarding one InterContinental branded hotel that we are considering selling as part of our July 2011 agreement with InterContinental. As a result, we recorded a $3,867, or $0.03 per share, loss on asset impairment during the second quarter of 2011 to reduce the carrying value of that hotel to its estimated fair value.

(5)   During the second quarter of 2010, we recorded a $6,720, or $0.05 per share, loss on the extinguishment of debt relating to our purchase of $185,696 face amount of our 3.8% convertible senior notes due 2027 for an aggregate purchase price of $185,626, excluding accrued interest. The loss on extinguishment of debt is net of unamortized issuance costs and discounts of $7,260 and $588 of transaction costs, net of the equity component of the notes of $1,058.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)



	For the Nine Months Ended	
	9/30/2011	9/30/2010
Cash flows from operating activities:		
Net income	$ 152,222	$ 114,307
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	171,050	179,260
Amortization of deferred financing costs and debt discounts as interest	4,623	5,629
Straight line rental income	(3,684)	-
Security deposits applied to payment shortfalls	(27,814)	(19,749)
FF&E reserve income and deposits	(39,592)	(44,451)
Loss on extinguishment of debt	-	6,720
Loss on asset impairment	7,263	16,384
Equity in (earnings) losses of an investee	(111)	17
Other non-cash (income) expense, net	134	(1,943)
Change in assets and liabilities:		
Increase in other assets	(3,546)	(1,585)
Decrease in accounts payable and other liabilities	(20,413)	(23,730)
Increase in due to related persons	8,596	8,461
Cash provided by operating activities	248,728	239,320
Cash flows from investing activities:		
Real estate acquisitions and improvements	(45,614)	(7,043)
FF&E reserve fundings	(11,425)	(55,004)
Net proceeds from sale of real estate	6,905	-
Investment in TravelCenters of America common shares	(5,690)	-
Investment in Affiliates Insurance Company	-	(76)
Increase in security deposits	37,000	-
Cash used in investing activities	(18,824)	(62,123)
Cash flows from financing activities:		
Repayment of mortgage note	(3,383)	-
Repurchase of convertible senior notes	-	(185,626)
Repayment of senior notes	-	(50,000)
Borrowings under revolving credit facility	200,000	228,000
Repayments of revolving credit facility	(229,000)	(105,000)
Deferred financing costs incurred	(6,852)	(1,125)
Distributions to preferred shareholders	(22,410)	(22,410)
Distributions to common shareholders	(166,654)	(166,573)
Cash used in financing activities	(228,299)	(302,734)
Increase (decrease) in cash and cash equivalents	1,605	(125,537)
Cash and cash equivalents at beginning of period	4,882	130,399
Cash and cash equivalents at end of period	$ 6,487	$ 4,862
Supplemental cash flow information:		
Cash paid for interest	$ 117,958	$ 126,619
Cash paid for income taxes	1,354	1,737
Non-cash investing activities:		
Property managers' deposits in FF&E reserve	$ 42,497	$ 45,309
Property managers' purchases with FF&E reserve	(92,795)	(58,615)
Non-cash financing activities:		
Issuance of common shares	$ 1,366	$ 1,018



SEGMENT INFORMATION

(in thousands)

| | For the Three Months Ended September 30, 2011 | | | |
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 242,995	$ -	$ -	$ 242,995
Rental income	21,708	50,597	-	72,305
FF&E reserve income	3,389	-	-	3,389
Total revenues	268,092	50,597	-	318,689
Hotel operating expenses	168,278	-	-	168,278
Depreciation and amortization expense	36,421	20,685	-	57,106
General and administrative expense	-	-	11,292	11,292
Acquisition related costs	-	-	387	387
Total expenses	204,699	20,685	11,679	237,063
Operating income (loss)	63,393	29,912	(11,679)	81,626
Interest income	-	-	11	11
Interest expense	-	-	(33,513)	(33,513)
Equity in earnings of an investee	-	-	28	28
Income (loss) before income taxes	63,393	29,912	(45,153)	48,152
Income tax expense	-	-	(621)	(621)
Net income (loss)	$ 63,393	$ 29,912	$ (45,774)	$ 47,531

| | For the Nine Months Ended September 30, 2011 | | | |
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 670,867	$ -	$ -	$ 670,867
Rental income	79,395	150,683	-	230,078
FF&E reserve income	13,537	-	-	13,537
Total revenues	763,799	150,683	-	914,482
Hotel operating expenses	450,845	-	-	450,845
Depreciation and amortization expense	110,222	60,828	-	171,050
General and administrative expense	-	-	30,746	30,746
Acquisition related costs	-	-	1,150	1,150
Loss on asset impairment	7,263	-	-	7,263
Total expenses	568,330	60,828	31,896	661,054
Operating income (loss)	195,469	89,855	(31,896)	253,428
Interest income	-	-	54	54
Interest expense	-	-	(100,183)	(100,183)
Equity in earnings of an investee	-	-	111	111
Income (loss) before income taxes	195,469	89,855	(131,914)	153,410
Income tax expense	-	-	(1,188)	(1,188)
Net income (loss)	$ 195,469	$ 89,855	$ (133,102)	$ 152,222

| | As of September 30, 2011 | | | |
	Hotels	Travel Centers	Corporate	Consolidated
Total assets	$ 2,888,669	$ 2,196,659	$ 25,741	$ 5,111,069



SEGMENT INFORMATION

(in thousands)

	For the Three Months Ended September 30, 2010			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 193,626	$ -	$ -	$ 193,626
Rental income	33,824	47,871	-	81,695
FF&E reserve income	5,877	-	-	5,877
Total revenues	233,327	47,871	-	281,198
Hotel operating expenses	128,601	-	-	128,601
Depreciation and amortization expense	38,205	19,792	-	57,997
General and administrative expense	-	-	10,082	10,082
Total expenses	166,806	19,792	10,082	196,680
Operating income (loss)	66,521	28,079	(10,082)	84,518
Interest income	-	-	33	33
Interest expense	-	-	(33,475)	(33,475)
Equity in earnings of an investee	-	-	34	34
Income (loss) before income taxes	66,521	28,079	(43,490)	51,110
Income tax expense	-	-	(878)	(878)
Net income (loss)	$ 66,521	$ 28,079	$ (44,368)	$ 50,232

	For the Nine Months Ended September 30, 2010			
	Hotels	Travel Centers	Corporate	Consolidated
Hotel operating revenues	$ 558,900	$ -	$ -	$ 558,900
Rental income	99,854	141,920	-	241,774
FF&E reserve income	17,023	-	-	17,023
Total revenues	675,777	141,920	-	817,697
Hotel operating expenses	364,058	-	-	364,058
Depreciation and amortization expense	118,517	60,743	-	179,260
General and administrative expense	-	-	29,396	29,396
Loss on asset impairment	16,384	-	-	16,384
Total expenses	498,959	60,743	29,396	589,098
Operating income (loss)	176,818	81,177	(29,396)	228,599
Interest income	-	-	216	216
Interest expense	-	-	(105,367)	(105,367)
Loss on extinguishment of debt	-	-	(6,720)	(6,720)
Equity in losses of an investee	-	-	(17)	(17)
Income (loss) before income taxes	176,818	81,177	(141,284)	116,711
Income tax expense	-	-	(2,404)	(2,404)
Net income (loss)	$ 176,818	$ 81,177	$ (143,688)	$ 114,307
	As of December 31, 2010			
Total assets	$ 2,967,467	$ 2,205,379	$ 19,440	$ 5,192,286

DEBT SUMMARY

(dollars in thousands)



	Interest Rate	Principal Balance	Maturity Date	Years to Maturity
Unsecured Debt:				
Unsecured Floating Rate Debt:				
Revolving credit facility (LIBOR + 130 bps) [1]	1.530%	$ 115,000	09/07/15	3.9
Unsecured Fixed Rate Debt:				
Senior notes due 2012	6.850%	100,829	07/15/12	0.8
Senior notes due 2013	6.750%	287,000	02/15/13	1.4
Senior notes due 2014	7.875%	300,000	08/15/14	2.9
Senior notes due 2015	5.125%	280,000	02/15/15	3.4
Senior notes due 2016	6.300%	275,000	06/15/16	4.7
Senior notes due 2017	5.625%	300,000	03/15/17	5.5
Senior notes due 2018	6.700%	350,000	01/15/18	6.3
Convertible senior notes due 2027	3.800%	79,054	03/15/27 [2]	15.5
Total / weighted average unsecured fixed rate debt	6.334%	$ 1,971,883		4.4
Weighted average unsecured floating rate debt / total	1.530%	115,000		3.9
Weighted average unsecured fixed rate debt / total	6.334%	1,971,883		4.4
Weighted average debt / total	6.070%	$ 2,086,883		4.4

(1) Represents amounts outstanding on our $750 million revolving credit facility at September 30, 2011. Interest rate is as of September 30, 2011.

(2) The convertible senior notes are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on March 20, 2012, March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events prior to March 20, 2012.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2011	$ -	$ -	$ -
2012	-	100,829	100,829
2013	-	287,000	287,000
2014	-	300,000	300,000
2015	115,000 (1)	280,000	395,000
2016	-	275,000	275,000
2017	-	300,000	300,000
2018	-	350,000	350,000
2027	-	79,054 (2)	79,054
	$ 115,000	$ 1,971,883	$ 2,086,883

(1) Represents amounts outstanding on our $750 million revolving credit facility which matures on September 7, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to September 7, 2016.

(2) The convertible senior notes are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on March 20, 2012, March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events prior to March 20, 2012.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Leverage Ratios:					
Total debt / total assets	40.7%	41.2%	41.3%	40.7%	39.2%
Total debt / gross book value of real estate	34.3%	35.3%	34.8%	33.5%	32.8%
Total debt / total market capitalization	40.8%	38.4%	39.6%	39.5%	39.8%
Total debt / total book capitalization	42.4%	42.7%	42.8%	42.5%	40.9%
Secured debt / total assets	0.0%	0.0%	0.0%	0.1%	0.1%
Variable rate debt / total debt	5.5%	7.2%	8.0%	6.8%	5.9%
Coverage Ratios:					
EBITDA [1] / interest expense	4.2x	4.5x	4.3x	4.3x	4.3x
EBITDA [1] / interest expense and preferred distributions	3.4x	3.7x	3.5x	3.5x	3.5x
Total debt / annualized EBITDA [1]	3.7x	3.5x	3.7x	3.7x	3.7x
Public Debt Covenants: [2]					
Total debt / adjusted total assets - allowable maximum 60.0%	32.1%	32.8%	33.2%	32.1%	32.1%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.1%	0.1%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.10x	4.07x	3.98x	4.10x	3.98x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	311.6%	305.3%	301.6%	311.6%	311.6%

(1) See Exhibit A for the calculation of EBITDA.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets and acquisition costs less impairment writedowns and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges. Debt service excludes non-cash interest related to our convertible senior notes.



FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	For the Three Months Ended				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
FF&E reserves (beginning of period)	$ 51,686	$ 59,919	$ 80,621	$ 66,781	$ 41,526
Manager deposits	15,229	14,959	12,309	15,322	17,301
HPT fundings [2]:					
Marriott No. 1	4,890	680	3,452	27,032	26,572
Marriott No. 234	-	-	2,402	15,780	11,435
Hotel improvements	(30,058)	(23,872)	(38,865)	(44,294)	(30,053)
FF&E reserves (end of period)	$ 41,747	$ 51,686	$ 59,919	$ 80,621	$ 66,781

(1)   Generally, each of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund periodic hotel renovations, or FF&E reserves. For recently built or renovated hotels, this requirement may be deferred for a period. Effective July 1, 2011 through December 31, 2013, InterContinental is not required to make FF&E reserve contributions under the terms of the agreement entered in July 2011. We own all the FF&E reserve escrows for our hotels.

(2)   Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual minimum returns or rents generally increase by a percentage of the amounts we fund.



ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2011

(dollars in thousands)

2011 ACQUISITIONS (through 9/30/2011):

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price	Purchase Price per Room / Suite

There were no acquisitions during the nine months ended September 30, 2011.

2011 DISPOSITIONS (through 9/30/2011):

Date Disposed	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Sales Price	Sales Price per Room / Suite
7/19/11	1	Holiday Inn	Memphis, TN	243	InterContinental	$ 7,500	$ 31
Total 2011	1			243		$ 7,500	$ 31

As of September 30, 2011, we have 21 Marriott branded hotels held for sale.



OPERATING AGREEMENTS AND
PORTFOLIO INFORMATION

Marriott Courtyard, Boca Raton, FL.
Guest Rooms: 152.



SUMMARY OF OPERATING AGREEMENTS

(dollars in thousands)

Operating Agreement	Marriott (No. 1)	Marriott (No. 234) [1]	Marriott (No. 5)	InterContinental [2]
Number of Properties	53	71 [3]	1	130 [4]
Number of Rooms / Suites	7,610	9,954	356	19,897
Property Brands	Courtyard by Marriott®	Marriott® / Residence Inn by Marriott® / Courtyard by Marriott® / TownePlace Suites by Marriott® / SpringHill Suites by Marriott®	Marriott®	Staybridge Suites® / Candlewood Suites® / InterContinental® / Crowne Plaza® / Holiday Inn®
Number of States	24	24	1	31 plus Ontario and Puerto Rico
Tenant	Subsidiary of Host Hotels & Resorts	Our TRS	Subsidiary of Marriott International	Our TRS and a subsidiary of InterContinental
Manager	Subsidiary of Marriott International	Subsidiaries of Marriott International	Subsidiary of Marriott International	Subsidiaries of InterContinental
Investment [5]	$668,833	$952,026	$90,078	$1,782,106
End of Current Term	2012	2025	2019	2036
Renewal Options [6]	3 for 12 years each [7]	2 for 10 years each	4 for 15 years each	2 for 15 years each
Annual Minimum Return / Minimum Rent [8]	$66,745	$98,404	$9,495	$153,129
Additional Return	--	62.5% of excess cash flow [9]	--	$14,423; 50% of excess cash flow [10]
Percentage Return / Rent [11]	5% of revenues above 1994/95 revenues	--	CPI based calculation	--
Security Deposit	$50,540	$247 [12]	--	$64,203 [13]
Other Security Features	HPT controlled lockbox with minimum balance maintenance requirement; tenant minimum net worth requirement	Limited guarantee provided by Marriott	Marriott guarantee	--

(1) In June 2011, we entered an agreement to re-align three of our contracts with Marriott. The three contracts, which we historically referred to as our Marriott Nos. 2, 3 and 4 contracts concerning 71 hotels, have been combined under one agreement, which expires in 2025 and is referred to herein as the Marriott No. 234 agreement.

(2) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts concerning 130 hotels (one hotel was sold in July 2011), have been combined under one agreement, which expires in 2036.

(3) We have decided to pursue the sale of 21 hotels included in this agreement, consisting of nine TownePlace Suites hotels, six Residence Inn hotels, five Courtyard hotels and one Marriott hotel. The information provided in this table includes these 21 hotels.

(4) In connection with the re-alignment described in Note 2, we may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(5) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(6) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the properties within each combination of properties.

(7) In November 2010, Host Hotels & Resorts, Inc., or Host, notified us that it will not exercise its renewal option at the end of the current lease term. Assuming no default by Host, upon expiration of the agreement on December 31, 2012, we expect to return the $50,540 security deposit to Host, to lease the hotels to one of our TRSs and to continue the existing hotel brand and management agreements with Marriott, which expire in 2012. In June 2011, Marriott provided notice to us that it intends to exercise its option to renew these management agreements for an additional 12 years to 2024. The renewal options presented are Marriott's options related to its management agreement.

(8) Each management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Management fees are generally subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(9) This management agreement provides for payment to us of 62.5% of available cash flow after payment of operating costs, funding the FF&E reserve, payment of our minimum return, payment of certain management fees, replenishment of the security deposit and reimbursement of guarantee payments.

(10) This agreement provides for an annual additional return payment to us of the amount stated to the extent of available cash flow after payment of operating costs, funding of the FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These amounts are not guaranteed or secured by deposits.

(11) Certain of our management agreements and leases provide for payment to us of a percentage of increases in total sales over base year levels. Percentage returns under our management agreements are payable to us only to the extent of available cash flow, as defined in the agreements. The payment of percentage rent under our leases is not subject to available cash flow.

(12) The original amount of this security deposit was $64,700. As of September 30, 2011 we have applied $64,453 of the security deposit to cover deficiencies in the minimum returns due to us for this agreement.

(13) The original amount of this security deposit was $36,872. As part of the July 2011 agreement described in Note 2, InterContinental provided us with an additional $37,000 to supplement the existing security deposit that secures InterContinental's obligations under the new agreement. As of September 30, 2011, we have applied $9,669 of the security deposit to cover deficiencies in the minimum returns and rent paid by InterContinental for these agreements. As of September 30, 2011, the balance of this security deposit was $64,203.

SUMMARY OF OPERATING AGREEMENTS (continued)



SUMMARY OF OPERATING AGREEMENTS

(dollars in thousands)

Operating Agreement	Hyatt	Carlson	TA (No. 1)	TA (No. 2)	Total / Range / Average (all investments)
Number of Properties	22	11	145	40	473
Number of Rooms / Suites	2,724	2,096	--[1]	--	42,637[1]
Property Brands	Hyatt Place®	Radisson Hotels & Resorts® / Park Plaza® Hotels & Resorts / Country Inn & Suites by Carlson[SM]	TravelCenters of America®	Petro Stopping Centers®	16 Brands
Number of States	14	7	39	25	44 plus Ontario and Puerto Rico
Tenant	Our TRS	Our TRS	Subsidiary of TA	Subsidiary of TA	5 Tenants
Manager	Subsidiary of Hyatt	Subsidiary of Carlson	TA	TA	5 Managers
Investment [2]	$301,942	$202,251	$1,879,185	$719,691	6,596,112
End of Current Term	2030	2030	2022	2024	2012-2036
Renewal Options [3]	2 for 15 years each	2 for 15 years each	N/A	2 for 15 years each	--
Annual Minimum Return / Minimum Rent [4]	$22,037	$12,920	$142,832 [5]	$55,366 [5]	$560,928
Additional Return	50% of cash flow in excess of minimum return [6]	50% of cash flow in excess of minimum return [6]	--	--	$14,423
Percentage Return / Rent [7]	--	--	3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues	3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues	--
Security Deposit	--	--	--	--	$114,990
Other Security Features	Limited guarantee provided by Hyatt; parent minimum net worth requirement [8]	Limited guarantee provided by Carlson; parent minimum net worth requirement [9]	TA guarantee [10]	TA guarantee [10]	--

(1) Eighteen (18) of our TA properties include hotels. The rooms associated with these hotels have been excluded from total hotel rooms.

(2) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(3) Renewal options may be exercised by the manager or tenant for all, but not less than all, of the properties within each combination of properties.

(4) Each management agreement or lease provides for payment to us of an annual minimum return or minimum rent, respectively. Management fees are generally subordinated to these minimum payment amounts and certain minimum payments are subject to full or limited guarantees.

(5) Effective January 1, 2011, we entered a lease amendment with TA and the rents presented in this report represent TA's contractual obligations under the amended leases. The amounts presented for the TA No. 1 lease includes approximately $5,027 of ground rent due to us from TA.

(6) These management agreements provide for payment to us of 50% of available cash flow after payment of operating costs, funding the FF&E reserve, payment of our minimum return and reimbursement to the managers of working capital and guaranty advances, if any.

(7) Certain of our management agreements and leases provide for payment to us of a percentage of increases in total sales over base year levels. Percentage returns under our management agreements are payable to us only to the extent of available cash flow, as defined in the agreements. The payment of percentage rent under our leases is not subject to available cash flow.

(8) As of September 30, 2011, the available Hyatt Hotels Corporation guaranty was $23,155.

(9) As of September 30, 2011, the available Carlson Hotels Worldwide guaranty was $27,873.

(10) The TA guaranty is unlimited.



PORTFOLIO BY OPERATING AGREEMENT, MANAGER AND BRAND
(dollars in thousands)

	Number of Properties	Percent of Number of Properties	Number of Rooms / Suites [1]	Percent of Number of Rooms / Suites [1]	Investment [2]	Percent of Investment	Investment per Room / Suite	Annual Minimum Return / Rent	Percent of Minimum Return / Rent
By Operating Agreement:									
InterContinental [3]	130	28%	19,897	47%	$ 1,782,106	27%	$ 90	$ 153,129	28%
Marriott (no. 1)	53	11%	7,610	18%	668,833	10%	88	66,745	12%
Marriott (no. 234) [4]	71	15%	9,954	23%	952,026	15%	96	98,404	17%
Marriott (no. 5)	1	-	356	1%	90,078	1%	253	9,495	2%
Hyatt	22	5%	2,724	6%	301,942	5%	111	22,037	4%
Carlson	11	2%	2,096	5%	202,251	3%	96	12,920	2%
TA (no. 1) [5]	145	31%	N/A	N/A	1,879,185	28%	N/A	142,832	25%
TA (no. 2) [5]	40	8%	N/A	N/A	719,691	11%	N/A	55,366	10%
Total	473	100%	42,637	100%	$ 6,596,112	100%	$ 94	$ 560,928	100%
By Manager:									
InterContinental [3]	130	28%	19,897	47%	$ 1,782,106	27%	$ 90	$ 153,129	28%
Marriott International	125	27%	17,920	42%	1,710,937	26%	95	174,644	31%
Hyatt	22	5%	2,724	6%	301,942	5%	111	22,037	4%
Carlson	11	2%	2,096	5%	202,251	3%	96	12,920	2%
TA [5]	185	38%	N/A	N/A	2,598,876	39%	N/A	198,198	35%
Total	473	100%	42,637	100%	$ 6,596,112	100%	$ 94	$ 560,928	100%
By Brand:									
Candlewood Suites® [3]	76	16%	9,220	22%	$ 590,971	9%	$ 64		
Country Inn & Suites by Carlson℠	5	1%	753	2%	75,054	1%	100		
Courtyard by Marriott® [4]	71	15%	10,281	24%	929,193	14%	90		
Crowne Plaza® [3]	12	3%	4,406	10%	390,055	6%	89		
Holiday Inn® [3]	2	0%	454	1%	22,704	0%	50		
Hyatt Place™	22	5%	2,724	6%	301,942	5%	111		
InterContinental® [3]	5	1%	1,479	4%	300,257	5%	203		
Marriott Hotels® [4]	3	1%	1,349	3%	160,407	2%	119		
Park Plaza® Hotels & Resorts	1	0%	209	0%	11,042	0%	53		
Radisson Hotels & Resorts®	5	1%	1,134	3%	116,155	2%	102		
Residence Inn by Marriott® [4]	37	8%	4,695	11%	496,096	8%	106		
SpringHill Suites by Marriott®	2	0%	264	1%	20,897	0%	79		
Staybridge Suites® [3]	35	7%	4,338	10%	478,119	7%	110		
TownePlace Suites by Marriott® [4]	12	3%	1,331	3%	104,344	2%	78		
TravelCenters of America® [5]	145	31%	N/A	N/A	1,879,185	28%	N/A		
Petro Stopping Centers® [5]	40	8%	N/A	N/A	719,691	11%	N/A		
Total	473	100%	42,637	100%	$ 6,596,112	100%	$ 94		

(1) Eighteen (18) of our TA properties include a hotel. The rooms associated with these hotels have been excluded from total hotel rooms.

(2) Represents historical cost of properties plus capital improvements funded by us and excludes impairment writedowns and capital improvements made from FF&E reserves funded from hotel operations.

(3) We may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(4) We have decided to pursue the sale of 21 hotels included in the Marriott No. 234 agreement, consisting of nine TownePlace Suites hotels, six Residence Inn hotels, five Courtyard hotels and one Marriott hotel. The information provided in this table includes these 21 hotels.

(5) Effective January 1, 2011, we entered a lease amendment with TA and the rents presented in this report represent TA's contractual obligations under the amended leases. The amounts presented for the TA No. 1 lease include approximately $5,027 of ground rent due to us from TA.



OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT

	No. of Hotels	No. of Rooms / Suites	Third Quarter [1] 2011	2010	Change	Year to Date [1] 2011	2010	Change
ADR								
InterContinental [2][3]	130	19,897	$ 84.36	$ 80.80	4.4%	$ 84.91	$ 82.50	2.9%
Marriott (no. 1)	53	7,610	107.24	103.75	3.4%	107.93	104.69	3.1%
Marriott (no. 234) [4]	71	9,954	100.86	97.88	3.0%	100.86	98.44	2.5%
Marriott (no. 5)	1	356	220.44	198.64	11.0%	215.03	187.23	14.8%
Hyatt	22	2,724	86.37	83.13	3.9%	88.34	83.90	5.3%
Carlson	11	2,096	88.75	84.84	4.6%	87.82	84.58	3.8%
All hotels	288	42,637	$ 93.24	$ 89.55	4.1%	$ 93.57	$ 90.62	3.3%
OCCUPANCY								
InterContinental [2][3]	130	19,897	79.9%	77.8%	2.1 pts	77.3%	73.7%	3.6 pts
Marriott (no. 1)	53	7,610	70.3%	67.4%	2.9 pts	66.3%	63.9%	2.4 pts
Marriott (no. 234) [4]	71	9,954	75.3%	72.3%	3.0 pts	70.9%	68.3%	2.6 pts
Marriott (no. 5)	1	356	93.5%	89.2%	4.3 pts	88.0%	83.5%	4.5 pts
Hyatt	22	2,724	81.0%	79.6%	1.4 pts	78.8%	78.0%	0.8 pts
Carlson	11	2,096	70.8%	65.9%	4.9 pts	66.3%	61.2%	5.1 pts
All hotels	288	42,637	77.0%	74.4%	2.6 pts	73.6%	70.6%	3.0 pts
RevPAR								
InterContinental [2][3]	130	19,897	$ 67.40	$ 62.86	7.2%	$ 65.64	$ 60.80	8.0%
Marriott (no. 1)	53	7,610	75.39	69.93	7.8%	71.56	66.90	7.0%
Marriott (no. 234) [4]	71	9,954	75.95	70.77	7.3%	71.51	67.23	6.4%
Marriott (no. 5)	1	356	206.11	177.19	16.3%	189.23	156.34	21.0%
Hyatt	22	2,724	69.96	66.17	5.7%	69.61	65.44	6.4%
Carlson	11	2,096	62.84	55.91	12.4%	58.22	51.76	12.5%
All hotels	288	42,637	$ 71.79	$ 66.63	7.7%	$ 68.87	$ 63.98	7.6%

(1) Includes data for the calendar periods indicated, except for our Marriott® branded hotels, which include data for comparable fiscal periods.

(2) On July 19, 2011, we sold our Holiday Inn branded hotel in Memphis, Tennessee. The information provided in this table excludes this hotel.

(3) We may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(4) We have decided to pursue the sale of 21 hotels included in the Marriott No. 234 agreement. The information provided in this table includes these 21 hotels' operating data.

"ADR" is average daily rate; "RevPAR" is revenue per day per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' and tenants' operating data.



COVERAGE BY OPERATING AGREEMENT [1]

Operating Agreement	For the Twelve Months Ended [2]				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
InterContinental [3][4][5]	0.79x	0.71x	0.68x	0.63x	0.61x
Marriott (no. 1)	0.75x	0.73x	0.73x	0.75x	0.84x
Marriott (no. 234) [6]	0.69x	0.67x	0.65x	0.67x	0.67x
Marriott (no. 5)	0.46x	0.35x	0.22x	0.17x	0.11x
Hyatt	0.82x	0.80x	0.75x	0.71x	0.69x
Carlson	0.68x	0.63x	0.61x	0.59x	0.60x
TA (no. 1) [7]	1.55x	1.47x	1.38x	1.28x	1.22x
TA (no. 2) [7]	1.47x	1.38x	1.26x	1.15x	1.07x

Operating Agreement	For the Three Months Ended [2]				
	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
InterContinental [3][4][5]	0.97x	0.95x	0.70x	0.54x	0.65x
Marriott (no. 1)	0.96x	0.99x	0.62x	0.49x	0.90x
Marriott (no. 234) [6]	0.82x	0.86x	0.54x	0.58x	0.75x
Marriott (no. 5)	0.91x	0.58x	0.27x	0.07x	0.49x
Hyatt	0.84x	1.00x	0.78x	0.65x	0.76x
Carlson	0.93x	0.69x	0.63x	0.49x	0.72x
TA (no. 1) [7]	1.99x	2.00x	1.21x	1.09x	1.62x
TA (no. 2) [7]	1.89x	1.90x	1.17x	1.01x	1.47x

(1) We define coverage as combined total property level sales minus all property level expenses which are not subordinated to minimum payments contractually due to us and the required FF&E reserve contributions (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us.

(2) Includes data for the calendar periods indicated, except for our Marriott branded hotels, which include data for comparable fiscal periods.

(3) On July 19, 2011, we sold our Holiday Inn branded hotel in Memphis, Tennessee. The information provided in this table includes this hotel.

(4) We may decide to pursue the sale or rebranding of up to 42 hotels included in this agreement. The information provided in this table includes these 42 hotels.

(5) Effective July 1, 2011 through December 31, 2013, InterContinental is not required to make FF&E reserve contributions under the terms of the agreement entered in July 2011. The coverage amounts for InterContinental provided have been calculated without a deduction for FF&E reserve contributions for periods subsequent to June 30, 2011.

(6) We have decided to pursue the sale of 21 hotels included in the Marriott No. 234 agreement. The information provided in this table includes these 21 hotels.

(7) The TA rent coverage ratios provided in this table have been calculated based upon the contractual rent amounts in place during the periods presented.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.



OPERATING AGREEMENT EXPIRATION SCHEDULE

(dollars in thousands)

	Annualized Minimum Return / Rent		% of Annualized Minimum Return / Rent	Cumulative % of Annualized Minimum Return / Rent
2011	-		-	-
2012	66,745	(1)	11.9%	11.9%
2013	-		-	11.9%
2014	-		-	11.9%
2015	-		-	11.9%
2016	-		-	11.9%
2017	-		-	11.9%
2018	-		-	11.9%
2019 and thereafter	494,183	(2)(3)	88.1%	100.0%
Total	$ 560,928		100.0%	

Weighted average remaining term   15.0 years

(1) In November 2010, Host notified us that it will not exercise its renewal option at the end of the current lease term. Assuming no default by Host, upon expiration of the agreement on December 31, 2012, we expect to return the $50,540 security deposit to Host, to lease these hotels to one of our TRSs and to continue the existing hotel brand and management agreements with Marriott, which expires in 2013. In June 2011, Marriott provided notice to us that it intends to exercise its option to renew this management agreement for an additional 12 years.

(2) In June 2011, we entered an agreement to re-align three of our contracts with Marriott. The three contracts, which we historically referred to as our Marriott Nos. 2, 3 and 4 contracts concerning 71 hotels, have been combined under one agreement, which expires in 2025 and is referred to herein as the Marriott No. 234 agreement.

(3) In July 2011, we entered an agreement to re-align our four contracts with InterContinental. The four contracts, which we historically referred to as our InterContinental Nos. 1, 2, 3 and 4 contracts concerning 130 hotels, have been combined under one agreement, which expires in 2036. These four historical contracts were scheduled to expire in 2028 through 2031.



EXHIBITS

Nashville Travel Center, Nashville, TN.
Truck Parking: 154.

CALCULATION OF EBITDA

(in thousands)



EXHIBIT A

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Net income	$ 47,531	$ 50,232	$ 152,222	$ 114,307
Plus: Interest expense	33,513	33,475	100,183	105,367
Depreciation and amortization	57,106	57,997	171,050	179,260
Deferred percentage rent [1]	481	375	1,417	1,163
Income tax expense	621	878	1,188	2,404
Acquisition related costs [2]	387	-	1,150	-
Loss on extinguishment of debt [3]	-	-	-	6,720
Loss on asset impairment, net [4]	-	-	7,263	16,384
EBITDA	$ 139,639	$ 142,957	$ 434,473	$ 425,605

(1) In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in the calculation of EBITDA for each quarter of the year. The fourth quarter EBITDA calculation excludes the amounts recognized during the first three quarters.

(2) Represents costs associated with a potential acquisition of hotel properties.

(3) During the second quarter of 2010, we recorded a $6,720, or $0.05 per share, loss on the extinguishment of debt relating to the purchase of $185,696 face amount of our 3.8% convertible senior notes due 2027 for an aggregate purchase price of $185,626, excluding accrued interest. The loss on extinguishment of debt is net of unamortized issuance costs and discounts of $7,260 and $588 of transaction costs, net of the equity component of the notes of $1,058.

(4) In connection with a decision to pursue the sale of four of our InterContinental branded hotels, we recorded a $16,384, or $0.13 per share, loss on asset impairment in the second quarter of 2010 to reduce the carrying value of these hotels to their estimated fair value less costs to sell. We further decreased the carrying values of these four hotels during the three months ended June 30, 2011, and recorded a $315 loss on asset impairment. In connection with our decision to sell 21 hotels as part of our June 2011 agreement with Marriott, we recorded a $3,081, or $0.02 per share, loss on asset impairment in the second quarter of 2011 to reduce the carrying value of 14 of these hotels to their estimated fair value less costs to sell. Also, in performing our periodic evaluation of real estate assets for impairment during the second quarter of 2011, we revised our value assumptions regarding one InterContinental branded hotel that we are considering selling as part of our July 2011 agreement with InterContinental. As a result, we recorded a $3,867, or $0.03 per share, loss on asset impairment during the second quarter of 2011 to reduce the carrying value of this hotel to its estimated fair value.

We calculate EBITDA as as shown above. We consider EBITDA to be an appropriate measure of our performance along with net income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities, determined in accordance with GAAP or as a measure of financial performance or liquidity. Other REITs and real estate companies may calculate EBITDA differently than we do. This information should be read in conjunction with our financial statements, as is done for FFO and Normalized FFO on page 34.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND
NORMALIZED FFO

(in thousands, except per share data)



EXHIBIT B

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2011	9/30/2010	9/30/2011	9/30/2010
Net income available for common shareholders	$ 40,061	$ 42,762	$ 129,812	$ 91,897
Add: Depreciation and amortization	57,106	57,997	171,050	179,260
FFO	97,167	100,759	300,862	271,157
Add: Deferred percentage rent [1]	481	375	1,417	1,163
Acquisition related costs [2]	387	-	1,150	-
Loss on asset impairment, net [3]	-	-	7,263	16,384
Loss on extinguishment of debt [4]	-	-	-	6,720
Normalized FFO available for common shareholders	$ 98,035	$ 101,134	$ 310,692	$ 295,424
Weighted average shares outstanding	123,465	123,399	123,453	123,389
Net income available for common shareholders per share	$ 0.32	$ 0.35	$ 1.05	$ 0.74
FFO available for common shareholders per share	$ 0.79	$ 0.82	$ 2.44	$ 2.20
Normalized FFO available for common shareholders per share	$ 0.79	$ 0.82	$ 2.52	$ 2.39

(1) In calculating net income, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters.

(2) Represents costs associated with a potential acquisition of hotel properties.

(3) In connection with a decision to pursue the sale of four of our InterContinental branded hotels, we recorded a $16,384, or $0.13 per share, loss on asset impairment in the second quarter of 2010 to reduce the carrying value of these hotels to their estimated fair value less costs to sell. We further decreased the carrying values of these hotels during the three months ended June 30, 2011, and recorded a $315 loss on asset impairment. In connection with our decision to sell 21 hotels as part of our June 2011 agreement with Marriott, we recorded a $3,081, or $0.02 per share, loss on asset impairment in the second quarter of 2011 to reduce the carrying value of 14 of these hotels to their estimated fair value less costs to sell. Also, in performing our periodic evaluation of real estate assets for impairment during the second quarter of 2011, we revised our value assumptions regarding one InterContinental branded hotel that we are considering selling as part of our July 2011 agreement with InterContinental. As a result, we recorded a $3,867, or $0.03 per share, loss on asset impairment during the second quarter of 2011 to reduce the carrying value of this hotel to its estimated fair value.

(4) During the second quarter of 2010, we recorded a $6,720, or $0.05 per share, loss on the extinguishment of debt relating to the purchase of $185,696 face amount of our 3.8% convertible senior notes due 2027 for an aggregate purchase price of $185,626, excluding accrued interest. The loss on extinguishment of debt is net of unamortized issuance costs and discounts of $7,260 and $588 of transaction costs, net of the equity component of the notes of $1,058.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP excluding gain or loss on sale of properties, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include percentage rent and exclude loss on early extinguishment of debt, impairment of assets and acquisition related costs in and from our Normalized FFO calculations. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income or cash flow from operating activities, determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that in order to facilitate a clearer understanding of our consolidated historical operating results, these measures should be considered in conjunction with net income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.